SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1
Letter to the Buenos Aires Stock Exchange dated February 17, 2009 regarding the international Internet connectivity service agreement between Telefónica de Argentina S.A. and Telefónica Data Argentina S.A.

2
Letter to the Buenos Aires Stock Exchange dated February 17, 2009 regarding the approval of the financial statements and other documentation corresponding to the year ended at December 31st, 2008 by the Board of Telefónica de Argentina S.A.

3	Letter to the Buenos Aires Stock Exchange dated February 17, 2009 regarding the merger of Telefónica de Argentina S.A. with Telefónica Data Argentina S.A.

Telefónica de Argentina S.A.

Item 1

Buenos Aires, February 17th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Agreements entered with related parties,
Section 73, Law 17,811 (under Decree No. 677/01)

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in connection with the provisions of the referenced rule.

In such respect and as anticipated in our letter dated December 5th, 2008, please be informed that the Company’s Board of Directors yesterday approved the terms and conditions to provide Internet international connectivity service (hereinafter referred to as the “Service”) between the Company and Telefónica Data Argentina S.A., whereby the latter is the Service provider.

The Audit Committee’s report related to the abovementioned Agreement is made available to the shareholders at the main place of business located at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, from 10:00 am to 12:00 pm and 03:00 pm to 06:00 pm (telephone number 5321-1834).  Said report states the transaction is carried out under market conditions.

Yours sincerely,

Telefónica de Argentina S.A.

Item 2

Buenos Aires, February 17th, 2009

To the President of
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.:   Information of Section 62 of the Listing Regulation

Dear Sir,

We are writing to you in compliance with the provisions of Section No. 62 of the Listing Regulation in order to report that the Company's Board in the meeting held on February 16th, 2009 approved the financial statements and other documentation corresponding to the year ended at December 31st, 2008.

Furthermore, we hereby report the following data (values denominated in million pesos):

1)           Fiscal Year Income and Loss

- Ordinary Income (Loss)	$337
- Extraordinary Income (Loss)	$ -

2)           Breakdown of Shareholders’ Equity by item and amount:

- Capital Stock (par value)	$ 698
- Integral capital stock adjustment	$ 1,209
- Legal Reserve	$15
- Reserve for future dividend	$ 279
- Retained earnings	$ 337
- Total Shareholders’ Equity	$ 2,538

Telefónica de Argentina S.A.

3)           Proposal for income allocation

•	Retained earnings as per the Financial Statements at December 31st, 2007 approved on February 21st, 2008	72,110,466

•	Allocation of Accumulated Income as per the resolution of the General Common Meeting of Shareholders on April 21st, 2008:

	Legal Reserve	3,605,523
	Reserve for future dividend	68,504,943

•	Fiscal Year Income and Loss	336,651,200
•	Retained earnings at December 31st, 2008	336,651,200

For the purpose of complying with the new composition of the Legal Reserve as approved by the General Special and Common Meeting of Shareholders of the Company on April 21st, 2006 and up to 20% of the capital stock plus the integral capital stock adjustment account balance, the Board puts forward to the Meeting the following allocation of retained earnings:

Legal Reserve	336,651,200

Moreover and in order to observe the above mentioned new composition of the absorbed Legal Reserve, it proposed the reversal of $ 30,219,216 of the Reserve for future dividend, and to allocate it to the Legal Reserve.

The Company’s Board has not proposed the dividend distribution (section 62, subsection n), paragraph 1) in view of the need to carry out the strategic plan and related investments for next year.

As to the capitalization of income and capital monetary adjustments (section 62, subsection n), paragraph 2), the Board believes that the current capital is appropriate.

4)           Find below a breakdown of the Company’s capital stock in shares of $ 0.10 par value at the issue date of the financial statements at December 31st, 2008:

Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Company’s Capital Stock (in Shares)
4,367,388,680 (62.5% of capital stock)	2,616,811,616 (37.5% of capital stock)	6,984,200,296

Telefónica de Argentina S.A.

All that required under section 62, subsections o) and q) has been reported. The table below shows the number of shares belonging to the majority shareholder and other shareholders of the Company, which, either directly or indirectly, belong to TELEFÓNICA, S.A.

Shareholder	Address	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Company's Shares
COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A. (1)	Av. Ingeniero Huergo 723, PB City of Buenos Aires	3,599,126,635 (51.53% of capital stock)	81,422,560 (1.17% of capital stock)	3,680,549,195
TELEFÓNICA INTERNACIONAL, S.A. (3)	Gran Vía 28, 28013, Madrid, Spain	-------------------	1,745,310,360 (24.99% of capital stock)	1,745,310,360
TELEFÓNICA INTERNATIONAL HOLDING BV	Drentestraat 24, BG, 1083HK, Amsterdam, Holland	-------------------	66,171,964 (0.95% of capital stock)	66,171,964
TELEFÓNICA MÓVILES ARGENTINA S.A. (2) (3)	Ingeniero Enrique Butty 240, 20th floor City of Buenos Aires	768,262,045 (11% of capital stock)	597,904,948 (8.56% of capital stock)	1,366,166,993

(1)              During fiscal year 2007, COINTEL transferred to Telefónica Móviles Argentina S.A. (“Movistar”) Class A and Class B shares representative of 11% and 1.14%, respectively, of the Company’s capital stock.

(2)              On June 5th, 2008, TMA S.A. bought from a mutual fund, 280,000 American Depository Receipts each of them representative of 40 Class B common registered shares of the Company, representing 0.1604% of the Company’s capital stock.

(3)              On October 4th, 2008, TMA S.A. agreed with Telefónica Internacional S.A. (“TISA”) on the purchase of Class B common shares and ADRs, representing about 7.2% of the Company’s capital stock. The total transaction price was set at USD 150 million. At December 31st, 2008 about USD 100 million (accounting for 4.84% of shares) of the total agreement had been transferred.  The additional transfers were completed on January 26th, 2009.

TELEFÓNICA INTERNACIONAL S.A. (TISA), a company organized in Spain, holds 99.99% and 12.7% of the shares of the local companies Telefónica Holding de Argentina S.A. and Compañía Internacional de Telecomunicaciones S.A., respectively.

Telefónica de Argentina S.A.

Telefónica Holding de Argentina S.A. holds 50% of the shares of Compañía Internacional de Telecomunicaciones S.A.

The Dutch company Telefónica International Holding B.V. holds 37.3% of the shares of Compañía Internacional de Telecomunicaciones S.A.

Telefónica Móviles de Argentina Holding S.A. holds 84.595% of the shares of Telefónica Móviles Argentina S.A.

The next chart depicts the number of shares that do not belong to any shareholder or controlling group of the Company at the issue date of the financial statements at December 31st, 2008.

Shareholder	Class A Common Shares (1 vote)	Class B Common Shares (1 vote)	Total Shares	% of Company’s Capital Stock
Public	----------------	(1) 126,001,784	126,001,784	1.80

(1) Accounting for 4.8% of Class B Common Shares.

Best regards,

Pablo Llauró
Attorney

Telefónica de Argentina S.A.

Item 3

Buenos Aires, February 17th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Merger of Telefónica Data Argentina S.A.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (hereinafter referred to as “TASA” or the “Company”), domiciled at Avenida Ingeniero Huergo 723, Ground Floor, City of Buenos Aires, in order to advise that the Company’s board of directors (the “Board”) approved on February 16th, 2009 certain documentation required to start the merger with Telefónica Data Argentina S.A., and resolved to convene a Special General Meeting of Shareholders to discuss such merger.

Further to the above, please find below the topics approved by the Board:

Consideration of the merger of the Company with Telefónica Data Argentina S.A. (DATA). Approval of Telefónica de Argentina S.A. Financial Statements as of December 31st, 2008 and the Special Consolidated Balance Sheet of the Merger as of December 31st, 2008.  Approval of the Prior Merger Commitment.

The Board unanimously revolved to approve the Prior Merger Commitment, whereby the absorption of all the assets, liabilities and shareholders’ equity of DATA is agreed. Likewise, TASA Financial Statements as of December 31st, 2008 and the Special Consolidated Balance Sheet of the Merger as of December 31st, 2008 were approved.

Notice of Special General Meeting of Shareholders

Furthermore, the Board resolved to convene a Special General Meeting of Shareholders to be held on April 20th, 2009 at 11 a.m. so that the shareholders discuss the merger with DATA.

Yours sincerely,

Pablo Llauró - Attorney

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	February 17, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel